TransAlta Signs Long-term Contract Extension
with Major Mining Company in Western Australia

CALGARY, Alberta (October 30, 2013) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that it, through a subsidiary entity, has signed a long-term contract extension to supply power to the BHP Billiton (BHP: ASX) Nickel West operations in Western Australia from its Southern Cross Energy facilities.

The new power supply agreement is effective immediately and replaces the previous contract which was set to expire at the beginning of 2014. Operating since 1996, Southern Cross has a total installed capacity of 245MW from the Kambalda, Mt. Keith, Leinster and Kalgoorlie power stations.

Western Australia is an important market for TransAlta, where it has been operating for more than 15 years, and where it has developed behind-the-fence expertise with resource operators in the region.

Highlights of Other Recent Contract Executions:

o	In September, CalEnergy (Western U.S.) announced a long-term contract with Salt River Project, an Arizona utility, 24 year contract, 50 MW;
o	In August, TransAlta announced the recontracting of its Ottawa gas plant (Central Canada) with the Ontario Power Authority, 20 year long term contract, 71.8 MW;
o	In June, CalEnergy (Western U.S.) announced the first long-term contract under a new remarketing strategy with the City of Riverside in California, 24 year contract, 86 MW;
o	Also in June, TransAlta announced that its Centralia Plant (Western U.S.);had concluded an 11 year contract with Puget Sound Energy (PSE), where PSE will acquire 180 MW of firm, base-load coal transition power starting in December 2014. Following the first 12 months the contract increases to 280 MW and then increses to 380MW starting December 2016 to December 2024, dropping to 300 MW in the last year.

Related content:

TransAlta's Southern Cross Facilies FACT Page

Recent Contract Announcements

o	TransAlta Renewables Inc. Announces Acquisition of 144 MW Wind Farm, Oct 21, 2013
o	TransAlta Recontracts Ottawa Gas Plant Under Long Term Agreement, Aug 30 2013
o	TransAlta Announces Regulatory Approval of Long-term Contract between Puget Sound Energy and Centralia, Jun 26 2013
o	TransAlta Announces Close of Solomon Power Station Acquisition, Sept 28 2012

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release may contain forward looking statements, including statements regarding our business, expected length and contracting terms, anticipated financial performance of TransAlta Corporation or its subsidiaries and expected production of our facilities. These statements are based on TransAlta Corporation’s belief (including those of its subsidiaries) and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences includechanges in the market place in which these assets operate, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in the geographic areas where we operate.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540